UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

STRATA SKIN SCIENCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86272A206
(CUSIP Number)

May 15, 2018
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57886P103	13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Menora Mivtachim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
555,000 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
555,000 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
555,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.86% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,058,636 shares of Common Stock outstanding as of May 11, 2018 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018).

CUSIP No. 57886P103	13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Menora Mivtachim Insurance Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
444,000 (*)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
444,000 (*)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
444,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.29% (*) (**)

12	TYPE OF REPORTING PERSON (See instructions)
CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 7,058,636 shares of Common Stock outstanding as of May 11, 2018 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018).

Item 1.         (a)         Name of Issuer:

STRATA SKIN SCIENCES, INC.

(b)	Address of Issuer's Principal Executive Offices:

100 Lakeside Drive, Suite 100
Horsham, Pennsylvania 19044.

Item 2. (a)	Name of Person Filing:

1.	Menora Mivtachim Holdings Ltd.

2.	Menora Mivtachim Insurance Ltd.

(b)	Address of Principal Business Office:

The address of Menora Mivtachim Holdings Ltd. and Menora Mivtachim Insurance Ltd. – Menora House, 23 Jabutinsky st. 5251102 Ramat-Gan, Israel

(c)	Citizenship or Place of Incorporation:

1.	Menora Mivtachim Holdings Ltd. – Israel

2.	Menora Mivtachim Insurance Ltd. – Israel

(d)	Title of Class of Securities:

See cover page.

(e)	CUSIP Number:

See cover page.

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

As of May 15, 2018, the securities reported herein were held as follows:

•	444,000 shares of Common Stock (representing 6.29% of the total shares of Common Stock outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.; and
•	111,000 shares of Common Stock (representing 1.57% of the total shares of Common Stock outstanding) beneficially owned by Shomera Insurance Company Ltd.

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd. and Shomera Insurance Company Ltd.  The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, or the members of the provident funds or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

The beneficial ownership of the securities reported herein is described in Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2018

Menora Mivtachim Holdings Ltd.

/s/ Yoni Tal /s/ Shai Kompel
By: Yoni Tal By: Shai Kompel
Title: CIO Title: CEO

Menora Mivtachim Insurance Ltd.

/s/ Yoni Tal /s/ Shai Kompel
By: Yoni Tal By: Shai Kompel
Title: CIO Title: Executive Vice-CEO

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of May 21, 2018.